As filed with the Securities and Exchange Commission on March 2, 2005.

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Science Applications International Corporation

(Exact name of registrant as specified in its charter)

Delaware	95-3630868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10260 Campus Point Drive

San Diego, California 92121

(858) 826-6000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Direct Stock Purchase Program

(Full title of the plan)

Douglas E. Scott, Esq.

Senior Vice President, General Counsel and Secretary

Science Applications International Corporation

10260 Campus Point Drive

San Diego, California 92121

(858) 826-6000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered*	Proposed Maximum Offering Price Per Unit**	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee***
Class A Common Stock, par value $.01 per share	2,716,652	$40.55	$110,160,239	$12,966

*           This Registration Statement shall also cover any additional shares of Class A Common Stock which become issuable under the Direct Stock Purchase Program or to the selling stockholders by reason of any stock dividend, stock split, recapitalization or other similar transaction which results in an increase in the number of the outstanding shares of Registrant’s Common Stock.

**          Estimated solely for the purpose of calculating the registration fee. The proposed maximum offering price per share is estimated in accordance with Rule 457(h) under the Securities Act and was determined using the formula price (as defined in the Prospectus which is a part of this Registration Statement) of the SAIC Class A common stock on the date hereof.

***        Of the total registration fee, $3,033 of such amount was previously paid in connection with the registration of the securities being carried forward to this Registration Statement pursuant to Rule 429 (Registration Statement No. 333-113202 filed on March 1, 2004). This amount is being offset against the total filing fee due for this Registration Statement pursuant to Rule 457(p).

EXPLANATORY NOTE

This Registration Statement on Form S-8 registers 2,716,652 shares of Class A common stock of Science Applications International Corporation that may be issued from time to time under our Direct Stock Purchase Program or offered for resale by certain selling stockholders under a reoffer prospectus included in this Registration Statement. The contents of the Registrant’s Registration Statements on Form S-8 (File No. 333-113202) filed on March 1, 2004, (File No. 333-10825) filed on August 28, 2003, (File No. 333-99001) filed on August 30, 2002 and (File No. 333-67698) filed on October 17, 2001 (the “Earlier Registration Statements”) are hereby incorporated by reference pursuant to Instruction E of Form S-8. This Registration Statement combined with the Earlier Registration Statements registers an aggregate of 10,500,000 shares of the Registrant’s Class A Common Stock of which Registrant is offering 9,000,000 shares and the selling stockholders are offering 1,500,000 shares.

PROSPECTUS

10,500,000 Shares

of Class A Common Stock

Science Applications International Corporation

SAIC is offering 9,000,000 shares of its Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which sales may be attributed to SAIC by the SEC.

The selling stockholders may from time to time offer and sell up to an aggregate of 1,500,000 shares of Class A common stock under this prospectus.

Our certificate of incorporation limits a stockholder’s right to transfer these shares. We have a right to repurchase the shares if a stockholder’s employment or affiliation with us terminates.

All stockholders who sell shares in our limited market, other than our retirement plans, will pay a sales commission. We will receive proceeds only from sales of shares made directly by us. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to SAIC by the SEC.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 2 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. The board uses a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on March 2, 2005 was $40.55 per share.

The date of this prospectus is March 2, 2005

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

We provide diversified professional and technical services involving the application of scientific, engineering and management expertise to solve complex problems for government and commercial customers in the United States and abroad. These services include software, engineering and consulting services, advanced research and development and technical training and frequently involve computer and systems technology.

We provide technical services mainly in the following market areas:

•	national security

•	health care

•	environment

•	energy

•	information technology

On November 17, 2004, we entered into a definitive stock purchase agreement to sell our subsidiary, Telcordia Technologies, Inc., to an affiliate of Warburg Pincus LLC and Providence Equity Partners Inc. The completion of the sale, which is subject to customary closing conditions, is expected to take place in the first quarter of fiscal year 2006. For information regarding pro forma financial information reflecting the probable sale of Telcordia, refer to the Current Report on Form 8-K that we filed with the SEC on March 1, 2005.

Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the securities.

RISK FACTORS

You should carefully consider the risks and uncertainties described below in your evaluation of our business and us. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our common stock could decline.

Risks Relating to Our Business

A substantial percentage of our revenue is from U.S. Government customers

We derive a substantial portion of our revenues from the U.S. Government as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government was 74% in fiscal year 2004, 69% in fiscal year 2003 and 61% in fiscal year 2002. In addition, revenues from the U.S. Army represented 12% of consolidated revenues in fiscal year 2004 and 11% of consolidated revenues in fiscal year 2003. Revenues from the U.S. Navy represented 11% of consolidated revenues in fiscal year 2004 and 10% of consolidated revenues in fiscal year 2003. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. In addition, obtaining U.S. Government contracts remains a highly competitive process and this has led to a greater portion of our revenue base being associated with contracts providing for a lower amount of reimbursable cost than we have traditionally been able to recover. We are heavily dependent upon the U.S. Government as our primary customer.

Through our subsidiary, Telcordia Technologies, Inc. (which we refer to as “Telcordia”), we are a provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry. On November 17, 2004, we entered into a definitive stock purchase agreement to sell Telcordia to an affiliate of Warburg Pincus LLC and Providence Equity Partners Inc. Telcordia historically has derived a majority of its revenues from the Regional Bell Operating companies. If Telcordia’s commercial revenues are excluded from our combined revenues for the periods referenced above, our percentage of total revenues from the U.S. Government would be even higher. Our future success and revenue growth will depend in part upon our ability to continue to expand our customer base.

If we fail to control fixed-price or target cost and fee with risk sharing contracts, it may result in reduced profits or losses

The percentage of our revenues from firm fixed-price contracts was 24% for fiscal year 2004, 26% for fiscal year 2003 and 31% for fiscal year 2002. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts.

Many of our customers in the information technology outsourcing business contract on the basis of target cost and fee with risk sharing. The percentage of our revenues derived from target cost and fee with risk sharing contracts was 2% for fiscal year 2004, 4% for fiscal year 2003 and 4% for fiscal year 2002. Under target cost and fee with risk sharing contracts, the customers reimburse our costs plus a specified or target fee or profit; however, if our actual costs exceed the target cost, our target fee and cost reimbursement are reduced by a portion of the overrun. Failure to control costs during performance of the work could result in reduced profits for such contracts.

Our business could suffer if we lose the services of key personnel

Our success to date has resulted in part from the significant contributions of our executive officers. Our executive officers are expected to continue to make important contributions to our success. The loss of our key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain “key person” life insurance policies.

We face risks relating to Government contracts

The Government may modify, curtail or terminate our contracts.  Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, these programs are normally funded on an annual basis. The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

Our business is subject to potential Government inquiries and investigations.  We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation will not have a material adverse effect on our results of operations and financial condition.

Our contract costs are subject to audits by Government agencies.  The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with the U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2003 and are not subject to further adjustment. We have recorded contract revenues in fiscal years 2004 and 2005 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

If we fail to recover pre-contract costs, it may result in reduced profits or losses

Any costs that we incur on projects for which we have been requested by the customer to begin work under a new contract or extend work under an existing contract and for which formal contracts or contract modifications have not been executed are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. At October 31, 2004, we had pre-contract costs of $37 million. We cannot assure you that contracts or contract amendments will be executed or that we will recover the related costs.

If we fail to execute our acquisitions or investments, our business could suffer

We have historically supplemented our internal growth through acquisitions, investments or joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisitions and investments pose many risks, including:

•	We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business

•	Future acquisitions, investments and joint ventures may require us to issue additional common stock, spend significant cash amounts or decrease our operating income

•	We may have trouble integrating the acquired business and retaining its personnel

•	Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

•	If our acquisitions or investments fail, our business could be harmed

Unsuccessful resolution of the Telkom South Africa Arbitration could harm our business

Our subsidiary, Telcordia Technologies, Inc. (Telcordia), instituted arbitration proceedings before the International Chamber of Commerce (ICC) against Telkom South Africa in March 2001 as a result of a contract dispute. Telcordia is seeking to recover damages of approximately $130 million, plus interest at a rate of 15.5%. Telkom South Africa counterclaimed, seeking substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. On September 27, 2002, Telcordia prevailed in the initial phase of the arbitration. The arbitrator found that Telkom repudiated the contract and dismissed Telkom South Africa’s counterclaims against Telcordia. The damages to be recovered by Telcordia were to be determined in a second phase of the arbitration. Telkom South Africa challenged the arbitration decision in the South African High Court (Transvaal Provincial Division), and, on November 27, 2003, the High Court judge ordered that the arbitration decision be set aside, that the arbitrator and the ICC be dismissed and that the case be re-arbitrated before a panel of three retired South African judges. Although the High Court judge denied Telcordia’s motion for leave to appeal his ruling, on November 29, 2004, the South African Supreme Court of Appeal granted Telcordia’s motion for leave to appeal the judge’s ruling and will hear the appeal. In parallel proceedings in the United States District Court (Northern District of New Jersey), Telcordia is seeking to have its ICC arbitration award confirmed. On January 24, 2005, the District Court declined to confirm Telcordia’s award and in a February, 17, 2005 opinion concluded that the District Court does not have personal jurisdiction over Telkom South Africa. Telcordia is currently reviewing the Court’s ruling and considering its further legal options, including an appeal.

On November 17, 2004, we entered into a definitive stock purchase agreement to sell Telcordia to an affiliate of Warburg Pincus LLC and Providence Equity Partners Inc. Pursuant to the definitive agreement, we are entitled to receive all of the net proceeds from any judgment or settlement with Telkom South Africa, and, if this dispute is settled or decided adversely against us, we are obligated to indemnify the buyer of Telcordia against any loss that may result from such an outcome.

Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of the arbitration and the related court actions are not presently determinable; however, an adverse resolution could materially harm our business, consolidated financial position, results of operations and cash flows. Protracted litigation, regardless of outcome, could result in substantial costs and divert management’s attention and company resources.

We face risks associated with our international business

Our international business operations are subject to a variety of the risks associated with conducting business internationally. These risks include:

•	unexpected changes in regulatory requirements

•	tariffs

•	political and economic changes or instability

•	unfamiliar and unknown business practices and customs

•	restrictive trade policies

•	inconsistent product regulation

•	complying with a variety of laws, including export controls and the Foreign Corrupt Practices Act

•	licensing requirements

We do not know the impact that these regulatory, geopolitical and other factors may have on our business in the future.

We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use foreign currency forward exchange contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

Unsuccessful resolution of the dispute with PDVSA regarding INTESA could harm our business

We own a 60% interest in INTESA, a Venezuelan joint venture. An unstable political and economic environment in Venezuela, including a general work stoppage from approximately December 2002 to March 2003 affected the petroleum sector, including INTESA and Petróleos de Venezuela, S.A., which we call “PDVSA,” Venezuela’s national oil company and the other joint venture partner. We had previously consolidated our 60% interest in the joint venture, but the operations of INTESA were classified as discontinued operations as of January 31, 2003 and INTESA is currently insolvent. Due to the suspension of operations and the expropriation of our interest in INTESA by PDVSA, the operations of the joint venture are not expected to resume. We have strongly recommended that INTESA file for bankruptcy as required under Venezuelan law, but PDVSA has refused to support such a filing.

INTESA had derived substantially all its revenues from an outsourcing services agreement with PDVSA. In January 1997 when the joint venture was formed, we guaranteed INTESA’s obligations under the services agreement to PDVSA. The services agreement expired on June 30, 2002 and the parties were not able to reach agreement on a renewal. PDVSA and the Venezuelan government have taken certain actions, including denying INTESA access to certain of its facilities and assets, which the Overseas Protection Insurance Company, a U.S. governmental entity that provides insurance coverage against expropriation of U.S. business interests by foreign governments and instrumentalities (“OPIC”), determined to constitute expropriation without compensation. OPIC paid us approximately $6M in settlement of our claim. On July 12, 2004, OPIC issued its memorandum of decision. OPIC determined that PDVSA and the Venezuelan government totally expropriated our interest in INTESA. OPIC also determined that INTESA did not sabotage PDVSA’s infrastructure as alleged by PDVSA in a separate proceeding. Many issues relating to INTESA, including the termination of the services agreement and the proposal for INTESA to file bankruptcy, remain unresolved. In addition, the Attorney General of Venezuela initiated a criminal investigation of INTESA alleging unspecified sabotage by INTESA employees. The SENIAT, the Venezuelan tax authority, has also filed a claim against INTESA for approximately $30 million for alleged non-payment of VAT taxes in 1998. In addition, SAIC Bermuda, in its capacity as shareholder, has been added at the request of PDVSA to a number of suits by INTESA employees claiming unpaid pension benefits. SAIC’s Venezuelan counsel advises that we do not have any legal obligation for these claims but given the unsettled and political nature of the Venezuelan environment, their outcome is uncertain. Due to the complex nature of the legal and factual issues involved in these matters and the uncertain economic and political environment in Venezuela, the outcome is not presently determinable; however, adverse resolutions could materially harm our business, consolidated financial position, results of operations and cash flows.

Unsuccessful resolution of the Greek Olympic Contract could harm our business

We have a firm fixed-price contract with the Greek Government, as represented by the Ministry of Defense, to provide the security infrastructure that was used to support the 2004 Athens Summer Olympic Games. The

Greek Government has not made certain payments under the contract and has not yet formally accepted the system. Certain financial, technical and contractual issues have not been resolved by the parties under the contract.

Our performance under the contract was adversely impacted by customer delays in providing information and equipment and in completing the construction of venues. Shortly before the start of the Olympic Games, on July 7, 2004, we entered into an agreement with the Greek Government, as represented by the Coordination Committee for Olympic Preparation, pursuant to which the parties (i) recognized that the delivery and acceptance of the system had not been completed by the scheduled date, (ii) agreed on the delivery to the customer of the system in its then current state for use at the Olympic games, (iii) agreed on a process for completing testing and acceptance of the system after the Olympic Games with final acceptance to occur no later than October 1, 2004, (iv) required the Greek Government to proceed with the necessary actions for the completion of a contract modification as soon as possible, and (v) agreed that we would receive a milestone payment immediately upon the execution of the contract modification. The parties have had numerous disagreements concerning the scope and duration of the testing and acceptance process required. To date, no contract modification has been executed, and the customer has not formally accepted the system under the terms of the contract.

In connection with this contract, we entered into payment and performance bonding requirements on the contract totaling $244 million. Under the terms of these bonding arrangements, the customer could call these standby letters of credit at any time.

Although we are currently in discussions with the customer to attempt to resolve a number of financial, technical and contractual issues through an appropriate contract amendment, we cannot assure you that a mutually acceptable agreement will be reached, what the terms of any agreement might be, or what the financial impact of this project will be upon completion.

Unfavorable economic conditions could harm our business

Our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions may make it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. A decline in economic conditions may have a material adverse effect on our business.

Risks Relating to Our Industry

Our business could suffer if we fail to attract, train and retain skilled employees

The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, particularly in highly specialized areas, it has become more difficult to meet all of our needs for these employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

Our failure to remain competitive could harm our business

Our business is highly competitive, particularly in the business area of information technology outsourcing. We compete with larger companies that have greater name recognition, financial resources and larger technical staffs. We also compete with smaller, more specialized entities who are able to concentrate their resources on particular areas. In addition, we also compete with the U.S. Government’s own in-house capabilities and federal non-profit contract research centers. To remain competitive, we must provide superior service and performance on a cost-effective basis to our customers. Effective February 1, 2004, we modified our organizational structure to help improve our competitiveness by better aligning our business units with our major customers and key markets. Further organization changes were implemented effective February 1, 2005. There can be no assurance that these realignment efforts will produce the desired results.

Risks Relating to Our Stock

Because no public market exists for our stock, the ability of stockholders to sell their SAIC stock is limited

There is no public market for our common stock. The limited market maintained by our wholly owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our Class A stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. In fact, the trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to establish a new stock price after it was determined that the stock price set by the board of directors on July 12, 2002 no longer represented a fair market value.

If a trade in the limited market is undersubscribed, our stockholders may not be able to sell all the shares they desire to sell

If the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers in any trade, our stockholders who requested to sell shares may not be able to sell all such shares in that trade. The number of shares we may purchase in the limited market on any given trade date is subject to legal and contractual restrictions. Under Delaware law, we may repurchase our shares only out of available surplus. In addition, financial covenants under our credit agreement or agreements we enter into in the future may restrict our ability to repurchase shares. Subject to these legal and contractual restrictions, we are currently authorized, but not obligated to purchase shares of Class A common stock in the limited market on any trade date. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the undersubscription in the limited market. The final determination is not made before the trade date. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased a total of 9,331,128 shares on the trade dates in fiscal year 2005 and a total of 6,824,113 shares on the trade dates in fiscal year 2004. These purchases accounted for 75.4% and 65.5%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2005 and 2004. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. We cannot assure you that we will continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell in the limited market. Because no other market exists for our stock, our stockholders may be unable to sell all the shares they desire to sell.

During the 2005 and 2004 fiscal years, the trustees of certain of our retirement and benefit plans purchased an aggregate of 2,294,161 and 2,351,031 shares, respectively, in the limited market. These purchases accounted for approximately 18.5% and 22.6% of the total shares purchased by all buyers in the limited market during fiscal years 2005 and 2004, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock. In addition, the trustees of our retirement plans are not permitted to purchase shares of our Class A common stock in the limited market unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, to be the fair market value of the shares.

To the extent that purchases by the trustees of our retirement and benefit plans decrease, and purchases by us decrease or do not increase, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during fiscal years 2005 and 2004, we cannot assure you that a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any trade date will be able to do so.

Our stock price may be impacted by the lack of liquidity provided by the limited market

The stock price may be impacted by the liquidity provided to our stockholders by the limited market. In its valuation of our stock, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., our independent appraiser, considers, among other factors, the limited market trade imbalances, our inability to guarantee 100% liquidity in the limited market trades, regardless of the amount of the undersubscription, and the degree of liquidity actually provided to stockholders by the limited market. Based upon its judgment, the appraiser may apply, and from time to time has applied, a liquidity discount in its valuation of our stock. As a result, the stock price, as set by the board of directors, may be adversely impacted by a decrease in the liquidity of our stock in the limited market, particularly if we elect not to purchase shares in the limited market to fully balance an undersubscribed trade.

The ability of stockholders to sell or transfer their common stock outside the limited market is restricted

Our certificate of incorporation limits our stockholders’ ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

•	our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

•	our right to repurchase shares upon the termination of a stockholder’s employment or affiliation with us

We may, but are not obligated to defer our repurchase rights with respect to those employees who qualify for certain deferral programs, including our Alumni Program.

Our stock price and the price at which all trades in the limited market occur is determined by our board of directors and is not established by market forces

Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors, all of whom are stockholders, determines the price at which the Class A common stock trades by using the valuation process that includes input from an independent appraiser and a stock price formula adopted by the board of directors. The stock price remains in effect until subsequently changed. The board of directors reviews the stock price during the period between a board meeting and the trade date to determine whether the stock price continues to represent a fair market value, and if necessary, modifies the price. The board of directors has authorized its stock policy committee to conduct this review and, in some instances, the stock policy committee has conducted this review. If a stock price modification is necessary, the stock policy committee or board of directors would apply the same valuation process used by the board of directors at a board meeting. The stock policy committee modified the stock price on July 29, 2002 after it was determined that the stock price established by the board of directors on July 12, 2002 no longer represented a fair market value. All trades in the limited market will occur at the stock price determined by the board of directors or its stock policy committee. Our board of directors believes the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock were publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from pricing date to pricing date as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four fiscal quarters immediately preceding the price determination.

Future returns on our common stock may be significantly lower than historical returns

We cannot assure you that the Class A common stock will provide returns in the future comparable to those achieved historically or that the price will not decline. In fact, the price declined 13.2% during fiscal year 2003 and 0.1% on the July 14, 2004 pricing date.

Changes in our business, the volatility of the market value of our comparable companies and the impact of litigation and disputes may increase the volatility of the stock price

The stock price could be subject to fluctuations in the future. This volatility may result from the impact on our stock price of:

•	the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

•	the impact of the volatility of the market value of comparable public companies that are considered in our valuation process and any publicly traded securities we may own

•	the impact of litigation, government investigations or other customer disputes on our operating performance and future prospects

•	the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive

Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report or in documents that we incorporate by reference or in statements made by our management includes some forward-looking statements that involve a number of risks and uncertainties. A number of factors, including but not limited to those outlined in the Risk Factors, could cause our actual results, performance, achievements, or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this report is not a prediction of future events or circumstances and those future events or circumstances may not occur. A forward-looking statement is usually identified by our use of certain terminology, including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates” or “intends,” or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

THE LIMITED MARKET

Since our inception, we have followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for any of our common stock. In order to provide liquidity for our stockholders, however, we have maintained a limited secondary market which we call the “limited market,” through our wholly-owned, broker-dealer subsidiary, Bull, Inc., which was organized in 1973 for the purpose of maintaining the limited market.

The limited market permits existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a “trade date.” Generally, there are four trade dates each year; however, a scheduled trade date could be postponed or cancelled. In fact, the trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to establish a new stock price after it was determined that the stock price set by the board of directors on July 12, 2002 no longer represented a fair market value. A trade date typically occurs one week after our board of directors meetings, currently scheduled for April, June, September and December of each year. All shares of Class B common stock to be sold in the limited market must first be converted into 20 times as many shares of Class A common stock.

All sales and purchases are made at the prevailing price of the Class A common stock determined by the board of directors or its stock policy committee pursuant to the valuation process described below. All participants who wish to participate in a particular trade must submit a trade request in the form of a limit order. A limit order is a request to buy stock at or below the limit price specified by the person placing the order or a request to sell stock at any price equal to or above the limit price specified. A limit order will not be processed if the limit price is not satisfied by the price established by the board of directors unless the order is modified. A participant may not submit both a buy limit order and a sell limit order on the same account for the same trade.

Trade participants may submit their limit order requests either online or in paper format. In order to participate in a particular trade, the participant’s limit order must be received by Bull, Inc. no later than 5 p.m. Pacific Time on the day before the board of directors meeting at which the price of the Class A common stock is determined which we refer to as the “limit order deadline.” After the stock price has been determined, participants can cancel their orders prior to 5 p.m. Pacific Time on the Friday one week after the stock price is determined which we refer to as the “trade modification deadline.” In addition, those participants who submitted their orders online may modify their orders prior to the trade modification deadline. Participants who submitted their order by paper may not modify their orders once submitted, other than to cancel their order. Participants may not change a buy order to a sell order, or a sell order to a buy order after the limit order deadline. All sellers in the limited market (other than our retirement plans and us) pay Bull, Inc. a sales commission. Stockholders submitting sales orders online pay a commission currently equal to 0.5% of the proceeds from such sales and stockholders submitting sales orders by paper pay a commission currently equal to 1% of the proceeds from such sales. No commission is paid by purchasers in the limited market.

The purchase of Class A common stock in the limited market is restricted to (i) current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or a designated committee of the board, (ii) current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or its designated committee or subcommittee to purchase a specified number of shares which may exceed the pre-approved limit, and (iii) trustees or agents of the retirement and benefit plans of SAIC and its eligible subsidiaries. These employees, consultants, directors, trustees and agents are referred to as “authorized buyers.” No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market.

If the aggregate number of shares offered for sale in the limited market on any trade date is greater than the aggregate number of shares sought to be purchased by authorized buyers, offers by stockholders to sell 2,000 or less shares of Class A common stock (or up to the first 2,000 shares if more than 2,000 shares of Class A common stock are offered by any such stockholder) will be accepted first. Offers to sell shares in excess of 2,000 shares of Class A common stock will be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 2,000 shares of Class A common stock for each proposed seller, then the purchase orders will be allocated equally among all of the proposed sellers up to the total number of shares offered for sale.

The number of shares we may purchase in the limited market on any given trade date is subject to legal and contractual restrictions. Under Delaware law, we may repurchase our shares only out of available surplus. In addition, financial covenants under our credit agreement or agreements we enter into in the future may restrict our ability to repurchase shares. Subject to these legal and contractual restrictions, we are currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and we, in our discretion, determine to make such purchases. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the under subscription in the market. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased a total of 9,331,128 shares on the trade dates in fiscal year 2005 and a total of 6,824,113 shares on the trade dates in fiscal year 2004. These purchases accounted for 75.4% and 65.5%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2005 and 2004. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. We cannot assure you that we will continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell in the limited market. Because no other market exists for our stock, our stockholders may be unable to sell all the shares they desire to sell. In addition, if a limited market trade were undersubscribed and prorated or the liquidity of our stock in the limited market were otherwise impaired, the stock price, as set by the board of directors, could be adversely impacted because the independent appraiser could apply or increase any liquidity discount used in valuing our stock.

During the 2005 and 2004 fiscal years, the trustees of certain of our retirement and benefit plans purchased an aggregate of 2,294,161 and 2,351,031 shares, respectively, in the limited market. These purchases accounted for approximately 18.5% and 22.6% of the total shares purchased by all buyers in the limited market during fiscal years 2005 and 2004, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock. In addition, the trustees of our retirement plans are not permitted to purchase shares of our Class A common stock in the limited market unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, to be the fair market value of the shares. The inability of the retirement plans to purchase shares in the limited market could adversely impact the liquidity of our stock.

To the extent that the aggregate number of shares sought to be purchased by authorized buyers exceeds the aggregate number of shares offered for sale by stockholders, we may, but are not obligated to, sell authorized but unissued shares of Class A common stock in the limited market. In making this determination, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the over subscription in the market. The final determination is not made before the trade date. In fiscal years 2005 and 2004, we did not sell any shares of Class A common stock in the limited market as the number of shares sought to be purchased by authorized buyers did not exceed the number of shares offered for sale by stockholders. To the extent that we choose not to sell authorized but unissued shares of Class A common stock in the limited market, the ability of individuals to purchase shares on the limited market may be adversely affected. We cannot assure you that an individual desiring to buy shares of our Class A common stock in any future trade will be able to do so.

USE OF PROCEEDS

We are offering shares of Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which shares may be attributable to us by the SEC. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to us by the SEC. We will receive proceeds only from sales made directly by us, if any. The net proceeds to be received by us from the sale of shares of Class A common stock we offer, after deducting expenses payable by us which are estimated to be $85,000, will be used for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

Valuation Process

Our board of directors determines the price of the Class A common stock using the valuation process described below. In establishing the stock price, the board of directors considers a broad range of valuation data and financial information, including analysis provided by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“HLHZ”), our independent appraisal firm. The board also considers valuation data and financial information relating to publicly traded companies considered by our appraiser to be comparable to SAIC or relevant to the valuation of our stock. The valuation process includes the valuation formula set forth below, which has an earnings component and an equity component and includes a variable called the market factor. After considering the analysis of the independent appraisal firm and other valuation data and information, the board of directors sets the market factor at the value that causes the formula to yield a stock price that the board believes represents a fair market value for the Class A common stock within a broad range of financial criteria. The stock price and market factor, as determined by the board of directors, remain in effect until subsequently changed by the board of directors or its designated committee.

The Class A common stock is traded in the limited market maintained by Bull, Inc. at the stock price determined by the board of directors. In accordance with our certificate of incorporation, the price of the Class B common stock is equal to 20 times the stock price applicable to the Class A common stock.

Role of Appraiser

HLHZ has served as the appraiser of our stock for over 20 years. HLHZ is a nationally recognized investment banking firm that provides business and securities valuations for a variety of regulatory and planning purposes, renders fairness opinions, and provides financial advisory services in connection with mergers and acquisitions, leveraged buyouts, recapitalizations, financial restructurings and private placements of debt and equity securities. In conjunction with the board of directors’ valuation process, HLHZ performs an appraisal of our Class A common stock. As part of its methodology, HLHZ uses market multiple analysis of comparable public companies to value SAIC as a whole (excluding Telcordia) and major business areas of SAIC.

In its appraisal of our stock, HLHZ may apply, and from time to time has applied, a liquidity discount based on its assessment of the liquidity provided by the limited market. HLHZ provides substantial valuation data and analysis, which the board relies upon, among other factors, in establishing the stock price. The data and analysis include the reasonable range of fair market value established by the appraisers. In establishing the range of fair market value, the appraiser considers, among other things, the volatility of the stock prices and implied volatility of stock options of the comparable companies and any significant publicly traded securities that we may own. After the board has established the stock price, HLHZ reviews the price and provides an opinion letter to the board of directors and the SAIC retirement plans committee as to whether the stock price appears to reflect the fair market value of our stock. The trustees of our retirement plans are not permitted to purchase shares of our Class A common stock in the limited market unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, to be the fair market value of the shares. If the stock price established by the board of directors did not reflect the fair market value as determined by an independent appraisal firm, our retirement plans would be unable to purchase shares of our Class A common stock in that trade and the liquidity of the limited market and our stock price could be adversely impacted.

Stock Price Formula

The following formula is used in the valuation method:

the price per share is equal to the sum of

(1)    a fraction, the numerator of which is our stockholders’ equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders’ equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date (“E”) and the denominator of which is the number of outstanding common shares and common share equivalents at the end of such fiscal quarter (“W(1)”) and

(2)    a fraction, the numerator of which is 5.66 multiplied by the market factor (“M” or “market factor”), multiplied by our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries (“P”), and the denominator of which is the weighted average number of outstanding common shares and common share equivalents for those four fiscal quarters, as used by us in computing diluted earnings per share (“W”).

The formula, shown as an equation, is as follows:

Stock Price =	E	+	5.66MP
	W(1)		W

The number of outstanding common shares and common share equivalents described above in the formula assumes that each share of Class B common stock is converted into 20 shares of Class A common stock.

The board of directors first used a valuation formula in establishing the price of the Class A common stock in 1972. The valuation formula has periodically been modified ever since. The market factor concept was first added to the formula in 1973. The 5.66 factor was added to the formula in 1976 as a constant to cause the price generated by the formula to reflect a fair market value of the Class A common stock. In 1984, the board of directors, with the assistance of an outside appraisal firm, began its current practice of establishing the value of the market factor to reflect the broad range of business, financial and market forces that also affect the fair market value of the Class A common stock. In 2001, the board of directors approved the modifications of the definitions of the “E” or the stockholders’ equity component and “P” or the earnings component of the formula. Before approving these changes to the formula, the board of directors consulted with HLHZ and then determined that these definitional changes were appropriate and that our valuation process would continue to generate a fair market value of the Class A common stock within a broad range of financial criteria.

Other Valuation Considerations

In determining the price of the Class A common stock, the board of directors considers many relevant factors, including:

•	valuation input from HLHZ

•	the performance of the general securities markets and relevant industry groups

•	our historical financial performance versus comparable public companies

•	the prospects for our future performance

•	the value of our investments

•	general economic conditions

•	general capital market considerations

•	other factors the board of directors deems appropriate

Although orders to buy or sell shares of Class A common stock in the limited market must be entered prior to the board’s determination of the stock price, this information is not made available to the board of directors and is not a consideration in determining the price. However, if we elect not to purchase shares in the limited market to fully balance an undersubscribed trade, this could impact both the current and subsequent valuations of our stock.

Review of Stock Price

Our board of directors reviews the stock price at least four times each year, generally during its regularly scheduled board meetings. These meetings are currently scheduled for April, June, September and December of each year and are held approximately one week before the four predetermined trade dates. The board of directors reviews the stock price during the period between a board meeting and the trade date to determine whether the stock price continues to represent a fair market value, and if necessary, modify the price. The board of directors has authorized its stock policy committee to conduct this review, and, in some instances, the stock policy committee has conducted this review. If a stock price modification is necessary, the stock policy committee or the board of directors would apply the same valuation process used by the board of directors at a board meeting. The stock policy committee modified the stock price on July 29, 2002 after it was determined that the stock price established by the board of directors on July 12, 2002 no longer represented a fair market value.

Modification of Valuation Process

The board of directors has broad discretion to modify the valuation process. However, the board of directors does not anticipate changing the valuation process unless:

•	a change in the formula or any other aspect of the valuation process used to value the Class A common stock is required under applicable law, or

•	in the good faith exercise of its fiduciary duties and after consultation with our independent accountants as to whether the change would result in a charge to earnings upon the sale of Class A common stock, the board of directors, including a majority of the directors who are not our employees, determines that the valuation process no longer results in a fair market value for the Class A common stock, or

•	in the good faith exercise of its fiduciary duties, the board of directors, including a majority of directors who are not our employees, after consulting with an independent appraisal firm, determines that a change in the formula or any other aspect of the valuation process is appropriate and that the stock price established by the board of directors through the modified valuation process reflects a fair market value of the Class A common stock.

Risk of Price Fluctuation

The price of the Class A common stock could be subject to fluctuations in the future due to a number of factors, including:

•	the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

•	the volatility of the market value of comparable public companies that are considered in our valuation process and any publicly traded securities we may own

•	the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in these business areas

•	the impact of litigation, government investigations or other customer disputes on our operating performance and future prospects

•	the limited market trade imbalances, our inability to guarantee 100% liquidity in the quarterly trades, regardless of the amount of the undersubscription, and the degree of liquidity actually provided to stockholders by the limited market

•	the impact of any of the foregoing on HLHZ’s valuation analysis and the board of directors’ ultimate determination of the stock price

Stock Price Table

The following table sets forth information concerning the formula price for the Class A common stock, the applicable price for the Class B common stock and each of the variables contained in the formula, including the market factor, in effect for the periods beginning on the dates indicated. There can be no assurance that the Class A common stock or the Class B common stock will in the future provide returns comparable to historical returns.

Date	Market Factor	“E” or Adjusted Stockholders’ Equity(1)	“W1” or Shares Outstanding(2)	“P” or Adjusted Earnings(3)	“W” or Weighted Avg. Shares Outstanding(4)	Price Per Share of Class A Common Stock	Price Per Share of Class B Common Stock	Percentage Price Change(5)
January 14, 2005	2.50	$2,304,706,000	188,204,746	$376,716,000	188,302,652	$40.55	$811.00	6.3%
October 8, 2004	2.30	$2,283,435,000	189,671,084	$378,169,000	188,637,287	$38.14	$762.80	2.2%
July 16, 2004	2.20	$2,261,422,000	191,943,098	$386,692,000	188,653,945	$37.31	$746.20	(0.1)%
April 16, 2004	2.30	$2,190,267,000	191,418,123	$375,064,000	188,561,115	$37.34	$746.80	2.2%

(1)	“E” is our stockholders’ equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders’ equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock, or similar transactions closed, as of the valuation date.

(2)	“W1” is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(3)	“P” is our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as “segment operating income” in our consolidated quarterly and annual financial statements filed with the SEC.

(4)	“W” is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by SAIC in computing diluted earnings per share.

(5)	Value shown represents the percentage change in the price per share of Class A Common Stock from the prior valuation.

DIRECT STOCK PURCHASE PROGRAM

Under our direct stock purchase program, our employees, directors and consultants are eligible to purchase Class A common stock in the limited marked on a trade date at the stock price determined by our board of directors. The purchase of Class A common stock in the limited market is restricted to:

(i)    current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or its designated committee or subcommittee,

(ii)    current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or its designated committee or subcommittee to purchase a specified number of shares which may exceed the pre-approved limit, and

(iii)    trustees or agents of the retirement and benefit plans of SAIC and eligible subsidiaries.

No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market. Employees may not request to both buy and sell Class A common stock in the same trade. Receipt of this document does not entitle the recipient to automatically participate in the limited market.

Pre-approved Employee Purchases

Employees of SAIC and eligible subsidiaries are currently pre-approved by a designated committee or subcommittee of the board to purchase up to approximately $20,000 worth of Class A common stock in the limited market on a trade date. The minimum number of shares that may be purchased in a limited market trade is adjusted each trade to approximately $500 worth of Class A common stock. The board of directors or its designated committee or subcommittee may modify the amount of the pre-approved purchase and the minimum purchase at any time in its sole discretion.

Through our first time buyer program (FTBP), employees who have never before purchased stock in a trade may purchase a minimum of approximately $500 up to a maximum of approximately $2,000 of Class A common stock (rounded down to the next whole share) and receive a match of two vesting stock options for every share purchased under the FTBP. An employee may only participate in the FTBP once, but may purchase additional shares (without the automatic option match) in that same trade or in any subsequent trade.

Offer Cycle Purchases Subject to Approval

Current employees, consultants and non-employee directors may also purchase Class A common stock in the limited market if, and to the extent, approved by the board of directors or its designated committee or subcommittee. These approvals are obtained pursuant to the process outlined below which is commonly referred to as the offer cycle. Employees who wish to request a purchase of more than $20,000 must submit a request prior to the trade date through their manager or business unit stock coordinator by a pre-established deadline (generally at least seven weeks prior to the trade date). Consultants, non-employee directors and employees on leave of absence for personal reasons (other than military leave, medical leave and family leave) are ineligible to purchase stock pursuant to the pre-approved employee purchase process and must submit any request to purchase Class A common stock (even those less than $20,000) prior to the trade date through the offer cycle by a pre-established deadline. Stock purchase requests endorsed by the business unit manager are submitted to SAIC Stock Programs, which facilitates the review of the requests by the designated board committee or subcommittee. The board committee or subcommittee typically meets approximately three to four weeks prior to the trade and makes determinations concerning each purchaser’s request. Proposed purchasers either receive an offer letter stating the approved purchase amount or are notified if the board committee or subcommittee has modified or denied the request. An offer letter is mailed to approved purchasers approximately two to three weeks prior to the trade. The offer letter does not obligate the approved purchaser to make the purchase. Payment for the purchase of the Class A common stock must be received by Bull, Inc. (if by check), or initiated by the purchaser (if by electronic funds transfer), no later than 5 p.m. Pacific Time on the day before the board of directors meeting at which the price of the Class A common stock is determined, or the offer expires and the approved purchaser cannot purchase shares in the trade.

Miscellaneous

The direct stock purchase program is not subject to ERISA. There is no income tax withholding or assessment required at the time of the stock purchase. A taxable event occurs upon the sale or other disposition of the shares. The direct stock purchase program is not a qualified trust under Section 401(a) of the Internal Revenue Code.

The board of directors and its designated committee or subcommittee make determinations relating to the eligibility and participation limits and certain higher level policy aspects of the program. SAIC’s Corporate Executive Vice President for Administration makes administrative decisions concerning the program. The program is currently expected to continue indefinitely.

You should not construe the contents of this prospectus or any prior or subsequent communications from us, whether written or oral, as investment, tax or legal advice. This prospectus and its exhibits should be reviewed by your investment, tax or other advisors, accountants and/or legal counsel.

Additional Information

Our stockholders receive a quarterly report of their SAIC stock account. Additional information about purchasing Class A common stock in the limited market under the direct stock purchase program or the program’s administrators may be obtained by calling SAIC’s Stock Programs during normal business hours at (800) 785-7764 or writing to them at our principal executive offices, 10260 Campus Point Drive, San Diego, CA 92121.

PLAN OF DISTRIBUTION

Class A Common Stock Offered by or Attributed to SAIC

The shares of Class A common stock offered by us may be offered directly or contingently to present, future and potential employees, consultants and directors of SAIC or any entity in which we have an equity interest (which we refer to as an “affiliate”). We believe that our success depends on our employees, consultants and directors. Therefore, our general policy is to offer these persons opportunities to acquire SAIC Class A common stock as an incentive to become or remain employed by, or affiliated with, us or our affiliates.

As described above under “Direct Stock Purchase Program,” the board of directors or its designated committee or subcommittee is authorized to offer shares of Class A common stock to the employees, directors, consultants and trustees or agents of the retirement and benefit plans of SAIC and its affiliates. These sales may be made in our limited market or made directly by us from time to time. In addition, a stockholder may offer to sell shares in our limited market and these sales may be attributed to us by the SEC. Our certificate of incorporation provides that all shares of Class A common stock are subject to a right of first refusal and a right of repurchase by us upon termination of employment or affiliation by an individual stockholder. The repurchase restriction does not apply to qualified employees who elect to have us defer our repurchase rights by entering into a repurchase deferral agreement with us.

Class A Common Stock Offered by the Selling Stockholders

The selling stockholders whose shares of Class A common stock are also being offered under this prospectus may offer 1,500,000 shares of Class A common stock. The selling stockholders will not be treated more favorably than other stockholders selling in our limited market. Like all stockholders selling shares in the limited market (other than our retirement plans), the selling stockholders will pay a sales commission to our wholly-owned, broker-dealer subsidiary, Bull, Inc.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue

•	1,000,000,000 shares of Class A common stock

•	5,000,000 shares of Class B common stock

•	3,000,000 shares of preferred stock

As of February 9, 2005, 177,486,322 shares of Class A common stock, 217,335 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

As of February 9, 2005, there were 32,959 record holders of Class A common stock and 179 record holders of Class B common stock.

Common Stock

General

Voting

Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

Classified Board of Directors

Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 18 directors, with six directors in each of Class I, Class II and Class III. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

Dividends

Subject to the rights of any preferred stockholders, the common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

Reclassification

Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

Prohibition on Issuance of Class B Common Stock

Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into 20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

Mergers, Consolidations or Business Combinations

In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

Mergers with Related Persons

Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A “related person” means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

(1)     is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

(2)    is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

(3)    involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Amendment of Charter

The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

Transfer Agent

We act as our own transfer agent for both the Class A and Class B common stock.

Restrictions on Class A Common Stock

The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including:

Right of Repurchase upon Termination of Employment or Affiliation

Generally, shares of Class A common stock are subject to a right of repurchase upon the termination of the stockholder’s employment or affiliation with us.

Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

•	in connection with our reorganization in 1984 in exchange for shares that were not subject to a right of repurchase upon termination of employment or affiliation

•	upon exercise of a non-qualified stock option granted before October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

•	in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

•	in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

•	any of our employee benefit plans, except the Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

•	any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

If we repurchase the shares, the price will be the stock price per share on the date

•	of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

•	the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

With respect to stock options issued after March 1, 2001, and options issued prior to March 1, 2001 for which the holder has exercised an addendum agreement, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

With respect to shares distributed under our Management Stock Compensation Plan and Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the price per share on the effective date.

We may, but are not obligated to, defer our right of repurchase by entering into a deferral agreement with qualified stockholders. Under the deferral agreement, we defer our right of repurchase on qualified stockholders’

direct stock holdings for a specific period of time. During the deferral period, the stockholder may offer to sell shares in our limited market. Under the Alumni Program, an employee who (i) retires at age 59 1/2 or later and has at least 10 years of service, or retires at any time after age 59 1/2 when their age plus years of service equals at least 70 and (ii) owns at least $50,000 of direct stock per eligible account can generally enter into such a deferral agreement. The Alumni Program is a ten year program where we have no repurchase right during the first five years, but have the right to repurchase the shares during the second five years on an established schedule. Repurchases can be accelerated, at our discretion, anytime during the second five years. The Alumni Program pertains only to the deferral of the right of repurchase. It does not provide the stockholder any rights with respect to the vesting or prevent the forfeiture of any shares or options the stockholder holds at the date of his or her retirement with us. In addition, the program does not guarantee that we will repurchase the shares at the end of the deferral period.

Right of First Refusal

If a stockholder wants to sell any shares of Class A common stock other than in the limited market, the stockholder must give notice first to our corporate secretary. The notice must include the following:

•	a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

•	a statement signed by the person offering to buy the shares that includes the following: the intended purchaser’s full name, address and taxpayer identification number; the number of shares to be purchased; the price per share to be paid; the other terms under which the purchase is intended to be made; and a representation that the offer, under the terms specified, is valid

•	if the purchase price is payable in cash, a copy of a certified check, cashier’s check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

Transfers Other than by Sale

Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

Lapse or Waiver of Restrictions

All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances deemed appropriate.

Preferred Stock

Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. Further, the issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by the board of directors. These provisions include:

•	the classification of our board of directors into three different classes

•	the cumulative voting rights of the stockholders

•	the supermajority vote requirements for mergers or business combinations with related persons

•	the provisions of the certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

•	our right of first refusal

•	our right of repurchase upon termination of employment or affiliation

These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market.

These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of us and our stockholders. These provisions may encourage potential acquirers to negotiate directly with our board of directors, which is in the best position to act on behalf of all stockholders.

SELLING STOCKHOLDERS

Each of the selling stockholders is or has been a director and/or officer of us within the past three years. The following table presents information as of February 9, 2005 regarding the number of shares of Class A common stock owned by each selling stockholder. Shares issuable upon the exercise of stock options that are exercisable within 60 days of February 9, 2005 and shares allocated to the selling stockholder’s accounts as of February 9, 2005 under our employee benefit plans are included. The information shown is adjusted to reflect the sale of all shares of Class A common stock being offered by each selling stockholder. The table does not give effect to the sale of any shares of Class A common stock being offered by us. Except as indicated below, all the shares are owned of record and beneficially. The percentage of shares owned is based upon the total number of outstanding shares of Class A common stock at February 9, 2005.

Based upon the total number of shares of Class A and Class B common stock outstanding at February 9, 2005 and assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock, all of the selling stockholders as a group own 2.41% of common stock before the offering and would own 1.60% after the offering.

The number of shares of Class A common stock sold by any of the selling stockholders pursuant to this prospectus may not exceed, during any three month period, one percent of the total outstanding shares of common stock of SAIC.

The “Other Selling Stockholders Group” listed in the following table is comprised of 13 directors and officers that together held less than 1% of Class A common stock immediately prior to the offering.

	Shares Owned Prior to Offering		Number of Shares Being Offered	Shares Owned After the Offering
Name and Position	Number(1)	Percentage		Number(1)	Percentage
D.P. Andrews Director, Corporate Executive Vice President and Chief Operating Officer	482,606	*	30,000	452,606	*
T.E. Darcy Corporate Executive Vice President and Chief Financial Officer	295,826	*	125,000	170,826	*
J.E. Glancy Director	424,988	*	151,000	273,988	*
P.N. Pavlics Senior Vice President and Controller	317,216	*	50,000	267,216	*
S.D. Rockwood Director and Executive Vice President	298,211	*	50,000	248,211	*
W.A. Roper, Jr Corporate Executive Vice President	365,178	*	137,065	228,113	*
J.P. Walkush Director and Executive Vice President	269,262	*	75,000	194,262	*
J.H. Warner, Jr Director, Corporate Executive Vice President and Chief Administrative Officer	390,844	*	120,000	270,844	*

Other Selling Stockholders Group	1,591,379	*	761,935	829,444	*

(1)	Includes shares that are owned of record by family members and/or trusts.

*	Represents less than 1% of both:

•	the outstanding shares of Class A common stock and

•	the outstanding shares of Class A common stock assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock.

The 1,500,000 shares of Class A common stock registered for sale by the selling stockholders listed above represent the maximum number of shares these stockholders may sell in accordance with this prospectus. Of the 3,500,000 shares of Class A common stock offered by selling stockholders under our prospectus dated March 1, 2004, as of February 9, 2005, 1,969,303 were actually sold by those stockholders.

LEGAL MATTERS

The legality of the Class A common stock being offered hereby has been reviewed for us and the selling stockholders by Douglas E. Scott, Esq., Senior Vice President, General Counsel and Secretary of SAIC, San Diego, California. As of February 9, 2005, Mr. Scott owned of record 58,728 shares of Class A common stock, beneficially owned a total of 20,005 shares through our retirement plans, had the right to acquire an additional 80,000 shares pursuant to vested stock options and upon future vesting, will have a right to acquire an additional 205,000 shares pursuant to previously granted stock options.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-8 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street NW in Washington, D.C., or at public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended January 31, 2004

•	Annual Report on Form 10-K/A for the year ended January 31, 2004

•	Quarterly Report on Form 10-Q for the quarter ended April 30, 2004

•	Quarterly Report on Form 10-Q/A for the quarter ended April 30, 2004

•	Quarterly Report on Form 10-Q for the quarter ended July 31, 2004

•	Quarterly Report on Form 10-Q for the quarter ended October 31, 2004

•	Current Reports on Form 8-K filed with the SEC on April 7, 2004, April 13, 2004, April 19, 2004, April 22, 2004, June 14, 2004, July 12, 2004, July 19, 2004, September 13, 2004, October 12, 2004, November 22, 2004, January 18, 2005, February 15, 2005 and March 1, 2005.

•	Proxy Statement dated June 4, 2004

•	All reports we have filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 2004 up to the effective date of this prospectus

•	The description of the Class A common stock, par value $.01 per share, contained in our registration statement on Form 8-A, which was filed with the SEC and declared effective as of August 23, 1984, as amended on April 28, 1998 and September 13, 1999, and including any other amendment or report filed for the purpose of updating such description

All documents we filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment that indicates all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

SAIC hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

Science Applications International Corporation

10260 Campus Point Drive

San Diego, California 92121

Attention: Corporate Secretary

Tel: (858) 826-6000

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

INDEMNIFICATION

Section 102 of the General Corporation Law of the State of Delaware (“GCL”) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit.

Consistent with Section 102 of the GCL, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Section 145 of the GCL provides a Delaware corporation with the power to indemnify its officers and directors in certain circumstances. Under subsection (a) of Section 145 of the GCL, a Delaware corporation may indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

Under subsection (b) of Section 145, a Delaware corporation may indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith. The indemnification rights provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. A Delaware corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Our restated certificate of incorporation obligates us to indemnify our directors and officers to the fullest extent authorized by Delaware law. This indemnification generally would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. SAIC has directors and officers liability insurance with policy limits of $100 million.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted under our amended and restated certificate of incorporation or otherwise to our directors, officers, or controlling persons of SAIC, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of SAIC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

10,500,000 Shares

Class A Common Stock

PROSPECTUS

March 2, 2005

Item 8. Exhibits

Exhibit No.	Description of Exhibits	Incorporated by Reference From

4(a)	Article FOURTH of the Registrant’s Restated Certificate of Incorporation	Annex I of the Registrant’s Proxy Statement for the 1999 Annual Meeting of Stockholders as filed April 1999 with the SEC
5(a)	Opinion of Douglas E. Scott, Esq.*
23(a)	Consent of Douglas E. Scott, Esq. (contained in Exhibit 5(a))
23(b)	Consent of Deloitte & Touche LLP.*
23(c)	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on March 2, 2005.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	/s/ K.C. DAHLBERG
K.C. Dahlberg Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each individual whose signature appears below constitutes and appoints D.E. Scott and T.E. Darcy power of substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and new registration statements relating to this Form S-8, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ K.C. DAHLBERG K.C. Dahlberg	Chairman of the Board and Principal Executive Officer	March 2, 2005

/s/ T.E. DARCY T.E. Darcy	Principal Financial Officer	March 2, 2005

/s/ P.N. PAVLICS P.N. Pavlics	Principal Accounting Officer	March 2, 2005

/s/ D.P. ANDREWS D.P. Andrews	Director	March 2, 2005

/s/ W.H. DEMISCH W.H. Demisch	Director	March 2, 2005

/s/ M.J. DESCH M.J. Desch	Director	March 2, 2005

/s/ W.A. DOWNING W.A. Downing	Director	March 2, 2005

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/s/ J.A. DRUMMOND J.A. Drummond	Director	March 2, 2005

/s/ D.H. FOLEY D.H. Foley	Director	March 2, 2005

J.E. Glancy	Director

/s/ A.K. JONES A.K. Jones	Director	March 2, 2005

H.M.J. Kraemer, Jr.	Director

/s/ C.B. MALONE C.B. Malone	Director	March 2, 2005

/s/ S.D. ROCKWOOD S.D. Rockwood	Director	March 2, 2005

/s/ E.J. SANDERSON, JR. E.J. Sanderson, Jr.	Director	March 2, 2005

/s/ R. SNYDERMAN R. Snyderman	Director	March 2, 2005

/s/ J.P. WALKUSH J.P. Walkush	Director	March 2, 2005

/s/ J.H. WARNER, JR. J.H. Warner, Jr.	Director	March 2, 2005

/s/ A.T. YOUNG A.T. Young	Director	March 2, 2005

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